

Austin Villarreal · 3rd
Co-Founder & Head of Operations at Hound
Austin, Texas, United States · **Contact info**

339 connections

 hound

 Texas State University

Experience



Co-Founder & Head of Operations
hound · Full-time
Jan 2021 – Present · 1 yr
Austin, Texas, United States

We exist to empower job seekers and employees, provide great tools for employers, and foster community in the pet care industry. We will become the industry standard, go-to platform for jobs and culture in pet care.

Built by and for pet care professionals. This is going to be awesome 🎉



Founder
Pet Care Collective
Apr 2021 – Present · 9 mos
Austin, Texas Metropolitan Area

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry. We're better together.

...see more



Director Of Operations
Mammoth Creameries
Jun 2019 – Oct 2021 · 2 yrs 5 mos
Austin, Texas Area



Customer Experience Manager
PAZ Animal Collective
May 2017 – Jun 2019 · 2 yrs 2 mos
Austin, Texas Area

PAZ is a rapidly-growing $5MM veterinary startup. I've helped to staff and develop workflows for 2 clinics, and am excited to help with the launch of our 3rd practice!
- Launched the front-facing experience of two new clinics
- Protocol development across multiple practices   ...see more



R&D Intern
LUNA Innovation
Jan 2015 – Dec 2016 · 2 yrs

My colleague and friend launched a pharmaceutical packaging startup in college. I assisted in market research and prototyping.
- Researched competitive landscape and marketing opportunity
- Defined product qualities and assisted with design and 3D printing

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Education



Texas State University
Wildlife Biology
2014 – 2016

Licenses & certifications



Google Analytics Individual Qualification
Google
Issued Jun 2018 · Expired Jun 2019

See credential